Exhibit (a)(1)(C)
May 1, 2009
Subject:      Commencement of Stock Option Exchange Program
Dear Partners,
I am pleased to announce that today we have commenced the voluntary stock option exchange program you may recall hearing about in prior communications. The program will give eligible partners a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price. This is a voluntary program – eligible partners will make their own choice whether to participate.
Today we have also begun mailing personalized exchange offer packets to eligible partners with information about the program and how to participate. The packets will be mailed to eligible U.S. and Canadian partners’ homes, and to all other eligible partners’ work locations. Eligibility criteria are explained in detail in the program materials being mailed, but generally speaking the program is open to current partners (other than senior executives) who hold stock options granted between April 15, 2004 and December 1, 2007 that have an exercise price greater than $19.00 per share. Eligible partners who wish to participate must make their elections before the offer expiration deadline of 5:00 p.m. Pacific on May 29, 2009 (or a later date if the offer is extended). If you believe you are an eligible partner and have not received a personalized exchange offer packet by May 8, 2009, please contact the BNY Mellon Shareowner Services Customer Service Center, available 24 hours a day, 5 days a week (i.e., 12:00 a.m. Monday to 9:00 p.m. Friday, Pacific) at the numbers below:
•	From within North America: 1-866-221-4118

•	From outside North America (other than Chile): 800-327-61460

•	From Chile: (201) 680-6875

•	TDD (U.S. only): 1-800-231-5469 or (201) 680-6610 (6:00 a.m. to 2:00 p.m. daily, Monday – Friday, Pacific)
As explained in the program materials, eligible partners can participate online through the stock option exchange program website, which opened today and is available at https://www.corp-action.net/starbucks. The personalized PIN included in the exchange offer packet being delivered to each eligible partner is necessary to participate online, so eligible partners will need to receive their packets before they can participate.

We have also electronically filed program materials with the U.S. Securities and Exchange Commission (“SEC”). You can view the materials on-line at http://investor.starbucks.com or www.sec.gov. Please note, however, that the materials filed online do not contain the personalized information that eligible partners will need in order to participate. That personalized information is included only in the exchange offer packets being mailed.
This memo is merely an announcement that the stock option exchange program has commenced and that eligible partners should expect a delivery of a personalized exchange offer packet in the coming days. The specific details of the option exchange program are covered in the materials included in the packets and filed with the SEC. Eligible partners should carefully review those materials to make an informed decision whether to participate.
Warm regards,
Howard Schultz
chairman, president and ceo